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   FORM 4
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 [ ]  CHECK THIS BOX IF NO LONGER SUBJECT TO SECTION 16.  FORM 4 OR FORM 5
OBLIGATIONS MAY CONTINUE.  SEE INSTRUCTION 1(B).

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               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

        Filed pursuant to Section 16(a) of the Securities Exchange Act of
                    1934, Section 17(a) of the Public Utility
 Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of
                                      1940


(Print or Type Responses)

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1.      Name and Address of Reporting Person*

    BUNCE(1)(2)                         JOHN                               JR.
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    (Last)                             (First)                          (Middle)

                              C/O HELLMAN & FRIEDMAN LLC
                              ONE MARITIME PLAZA, SUITE 1200
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                                    (Street)

 SAN FRANCISCO       CALIFORNIA          94111
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(City)               (State)             (Zip)

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2.      Issuer Name AND Ticker or Trading Symbol

        ARCH CAPITAL GROUP LTD.
           (NASDAQ - ACGL)

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3.      Identification Number of Reporting Person, if an entity (voluntary)




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4.      Statement for Month/Day/Year

        2/28/03

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5.      If Amendment, Date of Original (Month/Day/Year)

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6.      Relationship of Reporting Person(s) to Issuer
                             (Check all applicable)



                  [X] Director                    [X] 10% Owner


                  [ ] Officer                     [ ] Other
                (give title below)               (specify below)



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    7.    Individual or Joint/Group Filing     (Check Applicable Line)

                [X] Form filed by One Reporting Person

                [ ] Form filed by More than One Reporting Person

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      TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR
                        BENEFICIALLY OWNED


================================================================================

                                                  4. Securities Acquired (A) 5. Amount of        6. Ownership    7. Nature of
                                  3. Transaction     or Disposed of (D)         Securities          Form: Direct    Indirect
                                     Code(Instr. 8)  (Instr. 3, 4 and 5)        Beneficially        (D) or          Beneficial
1. Title of                       --------------    ------------------------    Owned at End of     Indirect (I)    Ownership
   Security   2. Transaction Date   Code       V      Amount  (A)     Price     Month               (Instr. 4)      (Instr. 4)
   (Instr. 3)    (Month/Day/Year)                             or (D)            (Instr. 3 and 4)
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COMMON SHARES       2/28/03          P                488,935  A      $31.00    1,605,912(3)           1         PARTNERSHIP(1)(2)

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Reminder:  Report on a separate line for each class of  securities  beneficially owned directly or indirectly.
*If the form is filed by more than one reporting person, see Instruction 4(b)(v)




FORM 4 (continued)

          TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR
     BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE
                                  SECURITIES)
------------------------------------------------------------------------------------------------------------------------------------

1. Title of   2. Conver- 3. Trans- 4. Trans 5. Number of  6. Date         7. Title and 8. Price of 9. Num  10. Ownership 11. Nature
   Derivative    sion or    action    action   Derivative    Exercisable     Amount of    Deriv-      ber      Form of       of In-
   Security      Exercise   Date      Code     Securities    and Expiration  Under-       ative       of       Deriv-        direct
   (Instr. 3)    Price of   (Month/   (Instr.  Acquired (A)  Date            lying        Security    Deriv-   ative         Benefi-
                 Deriva-    Day/      8)       or Disposed   (Month          (Securities  (Instr. 5)  ative    Security:     cial
                 tive       Year)   --------   of (D)        Day/Year)       (Instr.                  Secur-   Direct        Owner-
                 Security           Code  V    (Instr.      ---------------  3 and 4)                 ities    (D) or        ship
                                               3, 4,        Date    Expira- --------------            Bene-    Indirect      (Instr.
                                               and 5)       Exer-   tion    Title   Amount            ficially (I)           4)
                                               -----------  cisable Date            or                Owned    (Instr. 4)
                                               (A)     (D)                          Number            at End
                                                                                    of                of Month
                                                                                    Shares            (Instr. 4)
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SERIES A          (4)      2/28/03    P     1,131,065         (4)    (4)    COMMON  1,131,065  $31.00  12,750,920(5)  I   PARTNER-
CONVERTIBLE                                                                 SHARES                                        SHIP(1)(2)
PREFERENCE
SHARES
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


EXPLANATION OF RESPONSES:
(1) The security holders are HFCP IV (Bermuda), L.P. (HFCP IV Bermuda), H&F International Partners IV-A (Bermuda), L.P. (HFIP IV-A Bermuda), H&F International Partners IV-B (Bermuda), L.P. (HFIP IV-B Bermuda) and H&F Executive Fund (Bermuda), L.P. (HFEF Bermuda). H&F Investors IV (Bermuda), L.P. (HFI IV Bermuda) is the sole general partner of each of HFCP IV Bermuda, HFIP IV-A Bermuda, HFIP IV-B Bermuda and HFEF Bermuda. H&F Corporate Investors IV (Bermuda) Ltd. (HFCI Bermuda) is the sole general partner of HFI IV Bermuda. A ten member investment committee of HFCI Bermuda (the "Investment Committee") has investment discretion over the securities. As a result, HFCI Bermuda and HFI IV Bermuda may be deemed to control HFCP IV Bermuda, HFIP IV-A Bermuda, HFIP IV-B Bermuda, HFEF Bermuda and HFI IV Bermuda. The members of the Investment Committee disclaim beneficial ownership, except to the extent of their respective indirect pecuniary interests in the Issuer.
(2) Mr. Bunce, a member of the Investment Committee, is a 9.9% shareholder of HFCI Bermuda. All derivative securities and 1,605,912 Common Shares are indicated as owned by Mr. Bunce are included because of his affiliation with HFCI Bermuda. Mr. Bunce may be deemed to have an indirect pecuniary interest (within the meaning of Rule 16a-1 under the Securities Exchange Act of 1934) in an indeterminate portion of the Common Shares beneficially owned by HFCP IV Bermuda, HFIP IV-A Bermuda, HFIP IV-B Bermuda and HFEF Bermuda. Mr. Bunce disclaims beneficial ownership of all Common Shares beneficially owned by these entities, except to the extent of his indirect pecuniary interest in the Issuer held through such entities.
(3) Includes 3,688 Common Shares issued to Mr. Bunce and David R. Tunnell (who is affiliated with the Reporting Persons) in consideration of their services as directors of the Issuer, which Common Shares are held by Messrs. Bunce and Tunnell for the benefit of the Reporting Persons.
(4) Subject to certain restrictions on conversion, the Series A Convertible Preference Shares are convertible on a one-for-one basis into Common Shares at the option of the holder and are mandatorily convertible into Common Shares upon the occurrence of certain events. The conversion ratio is subject to antidilution and other adjustments.
(5) Includes options to purchase 5,100 Common Shares issued to Messrs. Bunce and Tunnell in consideration of their services as directors of the Issuer, which options are held for the benefit of the security holders.


                          /s/ John L. Bunce            3/4/03
                   --------------------------------   ---------
                    **Signature of Reporting Person     Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.


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